Exhibit 1.01

ASML HOLDING N.V.
Conflict Minerals Report
For The Year Ended December 31, 2016

This Conflict Minerals Report for ASML Holding N.V. (“ASML”, “we”, “us” or “our”) covers the reporting period from January 1, 2016 to December 31, 2016, and is filed in accordance with Rule 13p-1 of the Securities Exchange Act of 1934 and Section 1502 of the Dodd-Frank Act.

This Conflict Minerals Report is filed as Exhibit 1.01 to our Specialized Disclosure Report on Form SD and is also posted on our website at www.asml.com.

In an effort to curb the violence and exploitation occurring in the Democratic Republic of the Congo (“DRC”) and adjoining regions, the Securities and Exchange Commission (“SEC”) adopted rules pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the legislation addresses Conflict Minerals and requires companies to publicly disclose information related to the use in their products of minerals originating in the DRC and the countries adjoining the DRC (“Covered Countries”), including the Central African Republic, South Sudan, Zambia, Angola, Republic of the Congo, Tanzania, Burundi, Rwanda and Uganda. The minerals currently subject to the SEC’s disclosure requirements, referred to as “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, wolframite, gold and their derivatives, namely tin, tantalum and tungsten (“3TG”).
Consistent with guidance of the SEC, we have not obtained an independent private sector audit of this Conflict Minerals Report.
Business Overview
ASML designs, develops, integrates, markets and services advanced lithography systems used by our customers—the major global integrated circuit manufacturers—to create chips that power a wide array of electronic, communication and information technology products. Our product development strategy focuses on the development of product families based on a modular, upgradeable design and encompasses our PAS 5500, TWINSCAN, TWINSCAN NXE lithography systems and YieldStar enhancement systems.
Our PAS 5500 lithography systems (which we no longer manufacture but continue to refurbish), comprise advanced wafer steppers and Step-and-Scan systems equipped with i-line, KrF and ArF light sources for processing wafers up to 200 mm in diameter and are employed in volume manufacturing and in special applications to achieve semiconductor design nodes requiring imaging at a resolution down to 90 nm.
The modular, upgradeable design philosophy of the PAS 5500 product family has been further refined and applied in the design of our TWINSCAN lithography systems, which are the basis of our current and next-generation Step-and-Scan systems. TWINSCAN systems are equipped with i-line, KrF and ArF light sources for processing wafers up to 300 mm in diameter and are capable of extending semiconductor shrink technology down to 38 nm and beyond with multiple patterning techniques. The dual-stage advantage of TWINSCAN immersion systems enables our customers to benefit from the process enhancement of immersion while continuing to use familiar and proven technology. ASML’s TWINSCAN NXE platform is the industry’s first production platform for extreme ultraviolet lithography (EUVL), currently offering 13 nm resolution with off-axis illumination and 2.0 nm match machine overlay performance.

In addition, we continuously develop and sell a range of product options and enhancements, including the YieldStar system, designed to increase semiconductor manufacturing productivity and improve imaging and overlay to optimize value of ownership over the entire lifecycle of our systems.
Certain 3TG minerals are necessary to the functionality and production of our products. For example, gold is used in coating critical electronic connectors to enhance connectivity performance. Each system also contains tin, used for welding electronic components on printed circuit boards and also within a critical component of our systems with the latest technology. Although certain 3TG minerals are indeed necessary to the functionality and production of our products, we believe that these 3TG minerals are insignificant in terms of volume relative to other parts and components of the systems we produce.
We outsource the majority of components that are needed to produce our systems, and we are only able to determine whether the 3TG minerals included in our systems are derived from a Covered Country through information provided to us by our suppliers.
Reasonable Country of Origin Inquiry
ASML’s reasonable country of origin inquiry (“RCOI”) was designed to determine whether any of the minerals that are necessary to the functionality and production of our products may have originated from the Covered Countries.
Our RCOI primarily consisted of conducting a supply chain survey using the reporting template provided by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) together, the (“EICC/GeSI Conflict Minerals Reporting Template”).
We also utilized resources provided by the Conflict-Free Sourcing Initiative (“CFSI”), including the Conflict-Free Smelter Program (“CFSP”). The CFSP uses a third-party audit firm to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials, to provide additional country of origin information.
Due Diligence
The results of the RCOI indicated that some of the 3TG minerals included in our systems may originate from the Covered Countries subject to further investigation and due diligence. Therefore, we conducted supply chain due diligence with 117 suppliers whose parts/ components/ products most likely contain 3TG, on the source and chain of custody of the Conflict Minerals, in a manner consistent with the framework promulgated by the Organization for Economic Co-operation and Development (“OECD”) and its Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

Since the inception of the Dodd-Frank legislation relating to Conflict Minerals, ASML has taken a number of steps to adhere to the regulations and OECD Guidance. In an ongoing effort, we have taken the following actions:
•	Adopted an internal policy and a statement, for external use, on Conflict Minerals;
•	Mobilized a Conflict Minerals Team;
•	Employed a risk-based approach towards supplier selection and due diligence;
•	Increased supplier awareness of the importance of supply chain due diligence;
•	Collaborated with our peers via Brainport Development in the high-tech region of Eindhoven, the Netherlands;
•	Engaged with suppliers using standardized Conflict Minerals reporting tools;

•	Utilized the EICC and CFSP resources to assess supplier responses;
•	Reviewed and compared RCOI survey responses and supply chain due diligence on the source and chain of custody of the Conflict Minerals to validated smelter listings; and
•	Encouraged the success of the Conflict Free Smelter Program.
Each of these actions is described in further detail below.

Adopted an internal policy and a statement, for external use, on Conflict Minerals
ASML has established its position and commitment to implementing the Conflict Minerals regulations in written declarations for both internal and external use. ASML adopted a corporate policy on Conflict Minerals, for internal use, which describes the efforts made to address the concern that certain minerals that are contained in our systems may contribute to the funding of military conflict and human rights violations in the Covered Countries. ASML has also published on its website a Conflict Minerals Statement. In both of these documents, we state that we will continue to encourage our suppliers and their sub-suppliers to responsibly source Conflict Minerals and their derivatives. The ASML Conflict Minerals Statement has been published and made available online at www.asml.com.
Mobilized a Conflict Minerals Team
To ensure compliance with the Conflict Minerals legislation, we formed an ASML Conflict Minerals Team (the “CM Team”). This inter-departmental CM Team aligns on the approach to meet ASML’s reporting requirements with respect to Conflict Minerals and to ensure that the RCOI and required due diligence is carried out annually. The goal of the CM Team is to further embed the execution of the related compliance requirements within ASML.
Employed a risk-based approach towards supplier selection and due diligence
The CM Team utilizes a risk-based approach towards supplier awareness and due diligence, the full execution of which we estimate will take several years. Our risk-based approach focuses on informing the relevant suppliers of our expectations with respect to Conflict Minerals and conducting supply chain due diligence.
We examined our products and direct spending volumes to select those suppliers which provide us with the product parts most likely to contain tin, tantalum, tungsten, or gold. This generated a survey size of 55 suppliers for the 2014 reporting year. For the 2015 reporting year, we surveyed 75 suppliers representing a 36% increase in the total number of suppliers surveyed over the previous year. The scope of the 2016 survey expanded to 117 suppliers, representing a 56% increase and capturing those suppliers whose parts/ components/ products we believe most likely contain 3TG.
We continue to collaborate with our peers in the Brainport Development1 region, in and around Eindhoven, the Netherlands, to further improve the overall awareness and efficiency of our internal and collective Conflict Minerals initiatives. This type of coordination was deemed helpful and more efficient because we share a number of first- and second-tier suppliers in the region. Through this cooperation, we lessened the burden on our suppliers and increased our awareness efforts. We aligned on the timing of

1 Brainport Development is a development company working with representatives from industry, knowledge institutions and government to strengthen the Brainport top technology region in the Netherlands. Brainport is an important cornerstone of the Dutch economy in which high tech systems & materials, food, automotive, lifetech and design are the focal sectors. Brainport Development encourages and develops regional and (inter)national projects and programs, promotes Brainport at home and abroad and facilitates regional industry through business advice and funding, incubation facilities, business premises and business centers.

surveys and the scope of suppliers for inclusion, focusing on the suppliers whose components potentially contain 3TG.
Increased supplier awareness of the importance of supply chain due diligence
To create awareness of ASML’s requirements, methods and the importance of supply chain due diligence on Conflict Minerals, we communicated with our selected suppliers in a variety of ways to inform them of our reporting obligations with respect to Conflict Minerals under Section 1502 of the Dodd-Frank Act and the Form SD. We referred them to the ASML Conflict Minerals Statement and we sent additional information describing our approach to creating a more sustainable supply chain.
In an effort to encourage supplier understanding and compliance with the regulations, we also developed and distributed a set of Conflict Minerals Frequently Asked Questions (FAQs).
Collaborated with our peers via Brainport Development, in the high-tech region of Eindhoven, the Netherlands
In an effort to further improve our due diligence procedures and results, ASML continued to work in close collaboration with several other technology-related Original Equipment Manufacturers (“OEMs”) and Small- and Medium-sized Enterprises (“SMEs”) in the Brainport Development region in and around Eindhoven, the Netherlands. There is a strong, technology focus in the region and a great deal of overlap exists in the regional supplier bases of the OEMs and SMEs. Through the coordination efforts of Brainport Development, these OEMs and local SMEs jointly seek to enhance awareness and effectiveness of the OEM due diligence efforts. The (shared) suppliers were also encouraged to utilize the same, standard Conflict Minerals Reporting Template (“CMRT”) to attempt to map and trace the supply chain back to the smelter level.
The efforts between regional OEMs and members of Brainport Development resulted in further alignment of the due diligence approaches of the regional OEMs regarding timing, communication (i.e., supplier engagement letters and frequently asked questions) and use of the CMRT for the due diligence inquiry.
Engaged with suppliers using standardized Conflict Minerals reporting tools
Our CM Team sent formal inquiries for information to the selected 117 suppliers in scope. The inquiries included five documents:
•	Invitation letter with an overview of ASML’s disclosure requirements with respect to Conflict Minerals;
•	Conflict Minerals Frequently Asked Questions;
•	ASML Conflict Minerals Reporting How to Supplemental info 2016;
•	Standard EICC/GeSI Due Diligence Conflict Minerals Reporting Template; and
•	Conflict Minerals Reporting Template (“CMRT”) guide for the suppliers to conduct their own supply chain due diligence to determine the country of origin of any conflict mineral in their products.

Utilized the EICC and CFSP resources to assess supplier responses
Once the CM Team received completed EICC/GeSI Conflict Minerals Reporting Templates from our selected suppliers, we reviewed and compared RCOI survey responses and supply chain due diligence on the source and chain of custody of the Conflict Minerals against the list of smelter facilities identified and/or designated as “DRC conflict free” under the EICC and the CFSP certified smelter listings.

Reviewed and compared RCOI survey responses and supply chain due diligence on the source to validated smelter listings
Due to our active participation in the Brainport Development program, individual follow-up on supplier’s survey results and sharing of FAQs, we are able to report a response rate of 88.03% of the 117 suppliers who were surveyed in 2016. The majority of the suppliers surveyed were not able to completely map and trace their supply chains back to the smelters used or to otherwise identify smelters supplying 3TG minerals within the timeframe provided. We will continue to encourage our suppliers to trace the origins of the 3TG minerals within their supply chain.
Encouraged the success of the Conflict Free Smelter Program
In addition to working closely with our own suppliers and other OEMs, we are also participating in global initiatives led by the EICC and GeSI to address the industry-wide concerns surrounding Conflict Minerals. These organizations support information sharing among suppliers and OEMs, including the identification and conflict-free status of 3TG smelters and refiners. ASML is a member of the EICC and fully supports such efforts.
Through our membership and participation in both the EICC and the CFSI, we also continue to support the development of the CFSP, which aims for certification of smelters and promotion of responsible sourcing from the Covered Countries, such that the legitimate miners involved in those countries do not suffer. Since the start of the CFSI, representative(s) of the CM Team have attended CFSI workshops and joined CFSI meetings on a regular basis to remain informed of developments and best practices in this area. Workshops and meetings are organized by the EICC, focusing on in-region traceability and certification programs, practical aspects of Conflict Minerals legislation and reporting and compliance best practices.
Due Diligence Results
Due to the incomplete nature of the data available from our supply chain, a direct result of the 3TG supply chain complexity and the limited number of certified conflict free smelters for all Conflict Minerals, we are unable to determine the precise origin of the 3TG minerals which are included in our products.
Further Risk Mitigation and Improved Due Diligence
In an effort to improve our due diligence process and to further increase the transparency of the use of 3TG in the supply chain, the CM Team anticipates taking the following steps in 2017:
•	Increase the quality of the Conflict Minerals reports and suppliers’ smelter surveys by continuing to challenge the completeness and quality of the responses and improve the response rates;
•	Continue to collaborate with Brainport Development and with peers in the region to increase the awareness and participation of our overlapping supply chains;
•	Actively encourage the success of the CFSP through increased smelter identification, outreach and certification through our continued membership with, and support of, the EICC and the CFSI;
•	Evaluate the selection of suppliers based on 2016 purchasing data and due-diligence results for our next reporting cycle ending December 2017;
•
Continue to bring to our suppliers’ attention the need to be able to map and trace 3TG minerals back to the smelters used and encourage and challenge our suppliers to create more transparency in their mineral usage; and

•	Strengthen the awareness and process for up-front identification of minerals potentially used in our systems, and the respective suppliers.

We will continue to encourage our suppliers to trace the origins of the 3TG minerals within their supply chain in accordance with U.S. securities laws.
Website Availability
The Conflict Minerals Report is filed as Exhibit 1.01 to our Specialized Disclosure Report on Form SD and is also publicly available on our website at www.asml.com.

Forward Looking Statements
This document contains statements that are forward-looking, including statements relating to our compliance efforts, our plans to take additional actions or to implement additional policies or procedures, including plans with respect to our due diligence efforts to determine the origin of certain minerals contained in our products, our EICC and CFSI membership and our plans to work to improve the CFSP. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words.
Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, our reporting obligations under the Conflict Minerals rules, our ability to implement certain processes and policies, our ability to obtain information from our suppliers, our ability to improve our Conflict Minerals due diligence procedures and results and steps we intend to take in 2017 to improve our due diligence procedures and increase transparency of our mineral supply chain and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. ASML does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.